SECURI'



16013111

ANNUAL AUDIT...

Mail Processing Section

FORM X-17A-5
PART III

FEB 29 2016

Washington DC
409

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SEC FILE NUMBER
8-67992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Phil Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Markets LLC, as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SHAWNA ROSE COHN
Notary Public • State of Illinois
My Commission Expires Jan 2, 2019

Notary Public

Signature

Controller of PEAK6 Capital Management LLC
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)) (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6®

Financial Statements and Supplementary Information

PEAK6 Markets LLC

Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

PEAK6 Markets LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Markets LLC

We have audited the accompanying statement of financial condition of PEAK6 Markets LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PEAK6 Markets LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

Chicago, Illinois
February 26, 2016

PEAK6 Markets LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	352,043
Total assets	$	352,043
Liabilities and member's equity		
Liabilities:		
Payable to Parent	$	2,639
Accounts payable, accrued expenses, and other liabilities		4,352
Total liabilities		6,991
Member's equity		345,052
Total liabilities and member's equity	$	352,043

See accompanying notes.

PEAK6 Markets LLC

Statement of Operations

Year Ended December 31, 2015

Expenses	
Consulting fees from affiliate	$ 32,475
Professional services	4,200
Other	800
Total expenses	37,475
Net loss	$ (37,475)

See accompanying notes.

PEAK6 Markets LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2015

Member's equity at beginning of year	$	382,527
Net loss		(37,475)
Member's equity at end of year	$	345,052

See accompanying notes.

PEAK6 Markets LLC

Statement of Cash Flows

Year Ended December 31, 2015

Operating activities		
Net loss	$	(37,475)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Payable to Parent		664
Accounts payable, accrued expenses, and other liabilities		152
Net cash used in operating activities		(36,659)
Net change in cash		(36,659)
Cash at beginning of year		388,702
Cash at end of year	$	352,043

See accompanying notes.

PEAK6 Markets LLC

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

PEAK6 Markets LLC (the Company), is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent). The Company was created in August 2008 and commenced operations on January 21, 2009. On October 9, 2009, the Company became registered as a broker-dealer under the Securities and Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As of December 31, 2015, the Company is not yet operating as a broker-dealer and holds only cash.

2. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2012 to 2015, and concluded that as of December 31, 2015, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of operations.

3. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Member on its behalf. Indirect costs of $32,475 consist of accounting and compliance, and are included in the statement of operations as consulting fees from affiliate. At December 31, 2015, $2,639 was due to the Parent under the service agreement, which is included in payable to Parent in the statement of financial condition.

4. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2015, the Company had net capital of $345,052, which was $245,052 in excess of its required net capital of $100,000. At December 31, 2015, its percentage of aggregate indebtedness to net capital was 2.03%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements.

Supplementary Information

Schedule I

PEAK6 Markets LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of net capital:	
Total member's equity	$ 345,052
Net capital	345,052
Net capital requirement:	
(Greater of 6 2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 245,052
Aggregate indebtedness:	
Payable to Parent	$ 2,639
Accounts payable, accrued expenses, and other liabilities	4,352
Total aggregate indebtedness	$ 6,991
Percentage of aggregate indebtedness to net capital	2.03%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Part IIA FOCUS Filing.

Schedule II

PEAK6 Markets LLC

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2015

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities Exchange Act of 1934 under Paragraph (k)(2)(ii) of that Rule.